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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/19___AND ENDING___12/31/19___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PZENA FINANCIAL SERVICES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

320 Park Avenue, 8th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary J. Bachman   (212) 583-0225

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary J. Bachman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pzena Financial Services, LLC, as of December 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None____



JOAN F. BERGER
Notary Public, State of New York
No. 02BE4672607
Qualified in New York County
Commission Expires Feb. 28, 2023

Signature

Financial and Operations Principal
Title



Joan Berger
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PZENA FINANCIAL SERVICES, LLC
(A DELAWARE Limited Liability Company)

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2019

With Report of Independent Registered Public Accounting Firm Thereon

PZENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Managing Member of Pzena Financial Services, LLC and Shareholder:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pzena Financial Services, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation of Determination of Reserve and Information for Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation of Determination of Reserve and Information for Possession or Control Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2020

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

PZENA FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2019
(in thousands)

ASSETS

Cash	$	608
Prepaid Expenses and Other Assets		1
Deferred Tax Asset		6
TOTAL ASSETS	$	615

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	146
Payable to Related Party, Net		34
TOTAL LIABILITIES		180

Commitments and Contingencies (See Note 4)

Equity:

Member's Equity		251
Undistributed Earnings		184
TOTAL MEMBER'S EQUITY		435
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	615

See accompanying notes to financial statements.

PZENA FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

(in thousands)

MARKETING AND PLACEMENT FEES	$	3,161
OPERATING EXPENSES		
Compensation and Benefits Expense		1,961
General and Administrative Expense		1,121
TOTAL EXPENSES		3,082
OTHER INCOME		
Interest Income		5
Net Income Before Income Taxes		84
Income Tax Expense		54
Net Income	$	30

See accompanying notes to financial statements.

PZENA FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2019
(in thousands)

	Member's Equity	Undistributed Earnings	Total
Balance at December 31, 2018..	$ 251	$ 154	$ 405
Net Income...	-	30	30
Balance at December 31, 2019..	$ 251	$ 184	$ 435

See accompanying notes to financial statements.

PZENA FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019
(in thousands)

OPERATING ACTIVITIES

Net Income	$	30
Adjustments to Reconcile Net Income to Cash		
Provided by/ (used in) Operating Activities:		
Deferred Income Taxes		(2)
Changes in Operating Assets and Liabilities:		
Accounts Payable and Accrued Expenses		(58)
Payable to Related Party, Net		35
Prepaid Expenses and Other Assets		-
Net Cash Provided by Operating Activities		**5**
NET CHANGE IN CASH	$	**5**
CASH - December 31, 2018	$	**603**
Net Change in Cash		5
CASH - December 31, 2019	$	**608**

See accompanying notes to financial statements.

5

Note 1—Organization

Pzena Financial Services, LLC ("PFS" or "the Company"), was formed as a limited liability company under the laws of the State of Delaware on October 15, 2013. The Company is a wholly owned subsidiary of Pzena Investment Management, LLC ("PIM" or "the Investment Advisor"), an investment advisor which is registered under the Investment Advisors Act of 1940 and is headquartered in New York, New York. The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent of private placement vehicles managed by the Investment Advisor as well as assist the Investment Advisor in establishing distribution channels with other broker-dealers and institutions who will directly market certain registered investment companies to the public. The Company is registered under the applicable state law and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company commenced operations pursuant to its FINRA Membership Agreement on July 21, 2014.

Note 2—Significant Accounting Policies

Basis of Presentation:

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

Accounting Pronouncements Adopted in 2019:

In February 2016, the FASB issued ASU No. 2016-02, "*Leases (Topic 842)*." This amended standard was written to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted ASU No. 2016-02 as of January 1, 2019, using a modified retrospective approach, which had no impact on the financial statements.

Management's Use of Estimates:

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Revenue Recognition:

Revenue is comprised of fees from marketing and placement services ("Marketing and Placement Fees") performed by the Company as outlined in the marketing agreement ("Marketing Agreement") entered into with the Investment Advisor. Revenue is recognized when it is earned in accordance with the Marketing Agreement. Placement Fees of 0.06% are earned based on capital raised by the Company for the Investment Advisor's private placement and mutual funds. To ensure that the Company is adequately compensated for providing direct marketing services to the Investment Advisor, the Company receives Marketing Fees equal to 2.5% over the total operating expenses incurred for the year, less Placement Fees recognized. In no event will Marketing Fees be less than zero.

Revenue from fees is disaggregated by marketing and placement services for the year ended December 31, 2019 as follows:

Marketing Services Fees	$	2,994
Placement Services Fees		167
Total Revenue	$	3,161

Cash:

The Company maintains its cash in bank deposit and other accounts whose balances may exceed federally insured limits.

Accounts Payable and Accrued Expenses:

Accounts Payable and Accrued Expenses are comprised of amounts related to employee commissions, taxes, and audit fees accrued but not yet paid.

Employee Costs – Commission:

Commissions to registered representatives for services performed during the year are recognized as accrued expenses on the statement of financial condition with a corresponding expense on the statement of operations.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

Facilities:

Payments as outlined in the space-sharing agreement between the Company and the Investment Advisor are recognized as an expense in the statement of operations over the period of the agreement.

Income Taxes:

The Company is a limited liability company that is a disregarded entity for tax purposes and files consolidated returns with the Investment Advisor. The Investment Advisor is a limited liability company that has elected to be treated as a partnership for tax purposes. It does not make a provision for federal or state income taxes because it is the individual responsibility of the Investment Advisor's members to separately report their proportionate share of the Company's taxable income or loss. The Investment Advisor makes a provision for New York City Unincorporated Business Tax ("UBT"). Pursuant to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, the Company has elected to recognize its income tax expense using the pro rata allocation methodology reflecting current and deferred income taxes based on the pro rata contribution to the consolidated tax expense or benefit. The Company has made a provision for New York City UBT.

The Company accounts for income taxes pursuant to the asset and liability method in accordance with the FASB ASC 740. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of differences between amounts reported for financial reporting and income tax purposes by applying enacted statutory tax rates. Deferred taxes result primarily from future tax benefit or consequences attributable to temporary differences arising from the variance between the book and tax basis of certain assets. The Company records its deferred tax asset on the statement of financial condition.

Uncertainty in income tax positions is accounted for by recognizing in the financial statements the benefit of a tax position when it is more-likely-than-not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

As of December 31, 2019, no tax benefit or liabilities were recognized for uncertainties related to current year income tax positions. The Company classifies any interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

The Investment Advisor is generally no longer subject to U.S. Federal or state and local income tax examinations by tax authorities for any year prior to 2016. All tax years subsequent to, and including, 2016 are considered open and subject to examination by tax authorities.

Note 3—Related Party Transactions

Marketing and Placement Fees

Pursuant to the Marketing Agreement between the Company and the Investment Advisor, Marketing and Placement Fees are earned by the Company for marketing and marketing support services. Placement Fees of 0.06% are earned based on capital raised by the Company for the Investment Advisor's private placement and mutual funds. To ensure that the Company is adequately compensated for providing direct marketing services to the Investment Advisor, the Company receives Marketing Fees equal to 2.5% over the total operating expenses incurred for the year, less Placement Fees recognized. In no event will Marketing Fees be less than zero. The Company received Marketing Fees and Placement Fees in the amount of $2,994 thousand and $167 thousand, respectively, for the year ended December 31, 2019.

Expense Allocation

Pursuant to a service agreement (the Management and Expense Sharing Agreement) between the Company and the Investment Advisor, the Investment Advisor may provide administrative assistance to the Company, including but not limited to accounting, administrative expenses, personnel expenses including expenses associated with technology, occupancy, and other office related expenses, and any reasonable services requested by the Company to the Investment Advisor, which is billed to the Company per the terms of the Management and Expense Sharing Agreement. Such services are generally billed based on time spent on broker dealer activities by employees of the Investment Advisor. During the year ended December 31, 2019, the Company recognized $2,931 thousand of operating expenses for services provided by the Investment Advisor.

Payable to Related Party

The Company has receivables due from and payables due to the Investment Advisor associated with its Marketing and Placement Fees, and Expense Allocation, respectively. The Company also reflects payables due to the Investment Advisor associated with any expenses of the Company paid for by the Investment Advisor. The net amount of these receivables and payables due to/from the Investment Advisor is recorded as a Payable to Related Party, Net on the statement of financial condition. The details of Payable to Related Party, Net for the year ended December 31, 2019 are as follows (in thousands):

	As of December 31, 2019
	(in thousands)
Receivables from Related Party	$ 3,426
Payables to Related Party	(3,461)
Total Payable to Related Party, Net	$ (34)

Note 4—Commitments and Contingencies: Indemnifications

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company has had no claims or payments pursuant to these agreements, and it believes the likelihood of a claim being made is remote. Utilizing the methodology in the *Guarantees Topic* of the FASB ASC, the

Company's estimate of the value of such guarantees is de minimis, and, therefore, no accrual has been made in the financial statements.

Note 5—Commitments and Contingencies: Lease

The Company shares office space under a cancelable Space-Sharing Agreement between the Company and the Investment Advisor, which expires when terminated by either party as set forth in the agreement or upon expiration of the Investment Advisor's lease for the space. During the year ended December 31, 2014, the Investment Advisor entered into an operating lease agreement for its new corporate headquarters. Consequently, the Space-Sharing Agreement between the Company and the Investment Advisor was terminated, and a new Space-Sharing Agreement was entered into to reflect the occupancy of its new shared office space during the year ended December 31, 2015. The Space-Sharing Agreement may be amended from time to time to reflect increases in operating expenses.

Lease expenses paid to the Investment Advisor under this agreement for the year ended December 31, 2019 was $12 thousand and is included in General and Administrative Expense.

Note 6—Income Taxes

The components of income tax expense for New York City UBT for the year ended December 31, 2019 are as follows (in thousands):

Current Taxes	$	56
Deferred Taxes		(2)
Total Income Tax Expense	$	54

The New York City Unincorporated Business Tax imposes a 4% tax on the Company's allocable New York City taxable income. The effective tax rate reflected in the provision for income taxes reported for financial reporting purposes for the year ended December 31, 2019 is 64.4%. The variance between the effective tax rate and the statutory rate of 4% represents the effect of certain permanently non-deductible expenses.

The *Income Taxes Topic* of the FASB ASC establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax return positions in financial statements.

Note 7—Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of July 21, 2014, FINRA approved the Company maintain a minimum net capital requirement of $5 thousand. As of December 31, 2019, the Company's net capital requirement was $12 thousand pursuant to SEA Rule 15c3-1(a)(1)(i) (the Aggregate Indebtedness Standard). The Company's net capital requirement is computed as 6-2/3% of the Company's aggregate indebtedness which is equivalent to the Company's total liabilities. As of December 31, 2019, the Company had net capital of $428 thousand.

Note 8—Subsequent Events

As required by the *Subsequent Events Topic* of the FASB ASC, the Company evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 28, 2020, the date the financial statements were available to be issued. There were no subsequent events that necessitated disclosure and/or adjustments to the financial statements.

PZENA FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019
(in thousands)

NET CAPITAL

Total Member's Equity	$	435
Deductions and/or charges:		
Receivables and other assets		(7)
NET CAPITAL	$	428

COMPUTATION OF NET CAPITAL REQUIREMENT

Total Net Capital Requirement	$	12
Excess Net Capital	$	416

There are no material differences between the above computations and that reported in the unaudited Amended Form X-17A-5 FOCUS Report as of December 31, 2019

See accompanying Report of Independent Registered Public Accounting Firm

PZENA FINANCIAL SERVICES, LLC

COMPUTATION OF DETERMINATION OF RESERVE AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2019

STATEMENT OF EXEMPTION

The Company is exempted from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Sub section (k)(2)(i). During the year ended December 31, 2019, the Company was in compliance with the conditions for the exemption. The Company commenced business operations consistent with its FINRA Membership Agreement and became subject to these rules as of July 21, 2014.

See accompanying Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Managing Member of Pzena Financial Services, LLC and Shareholder:

We have reviewed Pzena Financial Services, LLC's assertions, included in the accompanying Pzena Financial Services, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

New York, NY
February 28, 2020

Pzena Financial Services, LLC's Exemption Report

Pzena Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2) (i).

(2) The Company met the identified exemption provision during the year ended December 31, 2019 without exception.

_____
Pzena Financial Services, LLC

I, Gary J. Bachman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Principal Financial and Operations Officer

February 28, 2020